UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 17)1

EnPro Industries, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

29355X107
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29355X107

1	NAME OF REPORTING PERSON STEEL PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,433,838
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,433,838
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,433,838
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 29355X107

1	NAME OF REPORTING PERSON STEEL PARTNERS II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,433,838
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,433,838
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,433,838
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 29355X107

1	NAME OF REPORTING PERSON STEEL PARTNERS II MASTER FUND L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,433,838
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,433,838
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,433,838
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 29355X107

1	NAME OF REPORTING PERSON STEEL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,433,838
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,433,838
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,433,838
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 29355X107

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,433,838
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,433,838
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,433,838
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 29355X107

1	NAME OF REPORTING PERSON JAMES R. HENDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -**
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -**
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -**
14	TYPE OF REPORTING PERSON IN

** See Item 5.

CUSIP NO. 29355X107

1	NAME OF REPORTING PERSON JOHN J. QUICKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -**
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -**
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -**
14	TYPE OF REPORTING PERSON IN

** See Item 5.

CUSIP NO. 29355X107

1	NAME OF REPORTING PERSON DON DEFOSSET
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -**
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -**
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -**
14	TYPE OF REPORTING PERSON IN

** See Item 5.

CUSIP NO. 29355X107

1	NAME OF REPORTING PERSON KEVIN C. KING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -**
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -**
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -**
14	TYPE OF REPORTING PERSON IN

** See Item 5.

CUSIP NO. 29355X107

1	NAME OF REPORTING PERSON DELYLE BLOOMQUIST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -**
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -**
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -**
14	TYPE OF REPORTING PERSON IN

** See Item 5.

CUSIP NO. 29355X107

The following constitutes Amendment No. 17 (“Amendment No. 17”) to the Schedule 13D filed by the undersigned.  This Amendment No. 17 amends the Schedule 13D as specifically set forth.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 26, 2008, Steel Partners II filed with the Securities and Exchange Commission a Definitive Proxy Statement in connection with Steel Partners II’s solicitation of proxies for the election of Don DeFosset and Delyle Bloomquist, as set forth therein, to the Issuer's Board of Directors at the Issuer’s annual meeting of stockholders scheduled to be held on April 30, 2008.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 21,834,530 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 25, 2008.

As of the close of business on the date hereof, Steel Partners II beneficially owned 2,433,838 Shares, constituting approximately 11.1% of the Shares outstanding.  By virtue of their relationships with Steel Partners II discussed in further detail in Item 2, each of Steel GP LLC, Steel Master, Partners LLC and Warren G. Lichtenstein may be deemed to beneficially own the Shares owned by Steel Partners II.

None of Messrs. Henderson, Quicke, DeFosset, King and Bloomquist directly owns any Shares.  Each of Messrs. Henderson, Quicke, DeFosset, King and Bloomquist, as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 2,433,838 Shares owned by Steel Partners II.  Each of Messrs. Henderson, Quicke, DeFosset, King and Bloomquist disclaims beneficial ownership of such Shares.

The decrease in Steel Partners II's percentage ownership of Shares since the filing of Amendment No. 16 to the Schedule 13D is solely a result of the Issuer reporting an increase in the number of Shares outstanding.

CUSIP NO. 29355X107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2008	STEEL PARTNERS II, L.P.

	By:	Steel Partners II GP LLC General Partner

By:	/s/ Lauren Isenman
Lauren Isenman as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS II GP LLC

By:	/s/ Lauren Isenman
Lauren Isenman as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS II MASTER FUND L.P.

By:	Steel Partners II GP LLC General Partner

By:	/s/ Lauren Isenman
Lauren Isenman as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS LLC

By:	/s/ Lauren Isenman
Lauren Isenman as Attorney-In-Fact for Warren G. Lichtenstein, Manager

/s/ Lauren Isenman
LAUREN ISENMAN as Attorney-In-Fact for Warren G. Lichtenstein

CUSIP NO. 29355X107

/s/ James R. Henderson
JAMES R. HENDERSON

/s/ John J. Quicke
JOHN J. QUICKE

/s/ Don DeFosset
DON DEFOSSET

/s/ Kevin C. King
KEVIN C. KING

/s/ Delyle Bloomquist
DELYLE BLOOMQUIST